SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2004

Matav Cable Systems Media Ltd.
(Translation of registrant’s name into English)

42 Pinkas Street
North Industrial Park
P.O. Box 13600
Netanya 42134
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

11 November 2004	Matav – Cable Systems Media Ltd. (Registrant) BY: /S/ Amit Levin —————————————— Amit Levin Chief Executive Officer

Print the name and title of the signing officer under his signature

Matav Concludes Preliminary Discussions with Tevel

        Netanya, Israel, November 11, 2004, Matav – Cable Systems Media Ltd. (Nasdaq : MATV) announced today that it has concluded preliminary discussions regarding the acquisition by Matav of the assets of Tevel, one of Israel’s cable TV operators. It is currently contemplated that as part of the transaction, Tevel will be allotted shares representing approximately 26% of Matav’s share capital, thereby diluting the shareholdings of all other Matav shareholders. In addition, Matav will assume certain of Tevel’s debts. The transaction is based on a valuation which assumes a per subscriber value of $1,500 for each of the subscribers of both Matav and Tevel, an agreed upon value for Matav’s shares in Partner, and financial obligations of the merged company of approximately $535 million.

        It is contemplated that Matav will be granted, for no additional consideration, an option to acquire Tevel’s shares in Matav. The parties have not yet reached an understanding on the term and exercise price of such option. In addition, it is contemplated that Tevel will not sell its 35% stake in Golden Channels to Matav as part of the deal. Rather, Matav and Tevel will grant each other five year call/put options regarding such interest for an agreed upon price, which will be based on a formula that also assumes a $1,500 per subscriber value, minus the relevant financial obligations.

        Simultaneously, with the closing of the transaction, Matav will enter into new financing agreements with the banks, regarding the debt of the merged company as well as the future financing of its operations.

        The parties have not signed any of the deal documents, and the transaction is subject to the conclusion of the negotiations, the execution of the deal documents, due diligence examinations, and regulatory and other approvals.

Matav is one of Israel’s three cable television providers, serving roughly 25 percent of the population. Matav’s investments include approximately 5.3 percent of Partner Communications Ltd., a GSM mobile phone company and 10 percent of Barak Ltd., one of the three providers of international long distance telephony calls.

(This press release contains forward-looking statements with respect to the Company’s business, financial condition and results of operations. These forward-looking statements are based on the current expectations of the management of Matav Cable only, and are subject to risk and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the company’s products, inability to timely develop and introduce new technologies, products and applications, loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risk and uncertainties affecting the company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission.)